40-33

RECEIVED
JUL 13 2010
The Division of
Investment Management

SEC Mail Processing
Section
JUN 29 2010
Washington, DC
110

10000533

OppenheimerFunds®
The Right Way to Invest

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street
New York, NY 10281-1008
www.oppenheimerfunds.com

June 28, 2010

RECEIVED
JUL 13 2010
The Division of
Investment Management

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Civil Action Document Filed on Behalf of OppenheimerFunds, Inc. (File No. 801-8253) and <u>Oppenheimer Champion Income Fund (File No. 811-5281)</u>**

To the Securities and Exchange Commission:

Enclosed for filing on behalf of Oppenheimer Champion Income Fund, a registered management investment company (the "Fund"), OppenheimerFunds, Inc. ("OFI"), the Fund's investment advisor, certain of the Fund's Independent Trustees (directors), and certain former officers of the Fund and/or OFI, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the complaint in *Bohus and Yavener v. Manioudakis et al., and Oppenheimer Champion Income Fund* (Case No. (10-CV-01473) (USDC, D. CO.), (the "Civil Action"). The Civil Action purports to be a derivative action brought against certain Independent Trustees and officers of the Fund and/or OFI that names the Fund as a nominal defendant (collectively the "OppenheimerFunds Defendants"). The Civil Action states that the plaintiff was a shareholder of the Fund. The enclosed complaint was filed on June 22, 2010. To date, we are not aware that service has been made in this action on the OppenheimerFunds Defendants.

Very truly yours,

Mitchell J. Lindauer
Vice President &
Assistant General Counsel
(212) 323-0254
fax: (212) 323-4070
mlindauer@oppenheimerfunds.com

I:\LEGAL\Litigation\SEC Filings\Yavener Champion Initial Complaint.doc

FILED
UNITED STATES DISTRICT COURT
DENVER, COLORADO

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

JUN 22 2010

GREGORY C. LANGHAM
CLERK

Civil Action No. '10 - CV - 01473 -JLK-KMT

PAULINE J. BOHUS and HARVEY YAVENER, derivatively on behalf of the Oppenheimer Champion Income Fund,

Plaintiffs,

v.

ANGELO MANIOUDAKIS, WILLIAM L. ARMSTRONG, GEORGE C. BOWEN, EDWARD L. CAMERON, JON S. FOSSEL, SAM FREEDMAN, BEVERLY L. HAMILTON, ROBERT L. MALONE, WILLIAM MARSHALL, JR., JOHN V. MURPHY and OPPENHEIMERFUNDS, INC.,

Defendants,

-and-

OPPENHEIMER CHAMPION INCOME FUND,

Nominal Defendant.

DERIVATIVE COMPLAINT AND JURY DEMAND

NATURE OF THE ACTION

1. This is a shareholder derivative action brought by Plaintiffs on behalf of the Oppenheimer Champion Income Fund ("the Fund") pursuant to Fed. R. Civ. P. 23.1 against the Fund Manager, OppenheimerFunds, Inc. and Angelo Manioudakis (collectively "OFI"), the Fund's Board of Trustees, William L. Armstrong, George C. Bowen, Edward L. Cameron, Jon S. Fossel, Sam Freedman, Beverly L. Hamilton, Robert J. Malone, and F. William Marshall, Jr. and

John V. Murphy, a former Trustee, (the "Trustees") arising from breaches of fiduciary duty and breaches of contract.

2. OFI entered into a contract with the Fund to act as the investment advisor of the Fund and to manage the Fund's assets.

3. The contract between OFI and the Fund required OFI to conform to the Fund's stated fundamental policies and investment restrictions.

4. Beginning sometime in late 2006, however, OFI began to make a fundamental shift in the investment characteristics and risk profile of the Fund's portfolio. This shift was contrary to the Fund's stated fundamental policies and investment restrictions. Rather than maintain its publicly disclosed risk-reduction strategy of investing mainly in a broadly diversified portfolio of high-yield bonds, OFI caused the Fund to shift its portfolio so that its main investment vehicles became much higher-risk, derivative instruments. As this shift in investing was fundamentally contrary to the Fund's stated policies and investment restrictions, OFI breached its contract with the Fund.

5. As a result of this shift, beginning in mid-September 2008 and continuing through December 2008, the Fund began to acknowledge publicly the serious deterioration in its portfolio. Due to OFI's fundamental shift in investment strategy and resulting breach of contract, the Fund suffered catastrophic losses and its net assets plunged from $2.5 billion in September 2007 to less than $700 million by calendar year-end 2008.

6. The Trustees of the Fund owed a fiduciary duty to the Fund to oversee, direct and ultimately control the decisions made by OFI. Yet the Trustees breached this

duty and allowed OFI to make this drastic, improper change in the Fund's investment portfolio and to ignore the Fund's investment restrictions. As a result of the Trustees' breaches of fiduciary duty, the Fund has suffered tremendous losses in value and has been named as a defendant in a securities fraud class action pending before this Court.[1]

7. OFI also owed a fiduciary duty to the Fund to oversee, direct and manage the investments of the Fund. Yet OFI breached this duty by making a drastic, improper change in the Fund's investment portfolio and by ignoring the Fund's investment restrictions. As a result of OFI's breaches of fiduciary duty, the Fund has suffered tremendous losses in value.

JURISDICTION AND VENUE

8. This Court has jurisdiction over this action pursuant to 28 U.S.C. § 1332 in that Plaintiffs and Defendants are citizens of different states and the matter in controversy exceeds $75,000 exclusive of interests and costs. This action is not a collusive one to confer jurisdiction on a court of the Unites States which it would not otherwise have.

9. Venue is proper in this district because a substantial portion of the transactions and wrongs complained of herein, including the Defendants' primary participation in the wrongful acts detailed herein, occurred in this district. One or more of the Defendants either reside in or maintain executive offices in this district, and Defendants have received substantial compensation in this district by engaging in numerous activities and conducting business here, which had an effect in this district.

[1] *In re Oppenheimer Champion Fund Sec. Fraud Class Actions*, No. 09-cv-00386-JLK-KMT (D. Colo.)

PARTIES

Plaintiffs

10. Plaintiff Pauline J. Bohus is a resident and citizen of the State of New Jersey. Ms. Bohus, at all relevant times hereto, owned shares of the Fund and was damaged thereby. Plaintiff Bohus's verification, pursuant to Fed. R. Civ. P. 23.1(b) is attached to this Complaint as Exhibit A.

11. Plaintiff Harvey Yavener is a resident and citizen of the State of New Jersey. Mr. Yavener, at all relevant times hereto, owned shares of the Fund and was damaged thereby. Plaintiff Yavener's verification, pursuant to Fed. R. Civ. P. 23.1(b) is attached to this Complaint as Exhibit A.

Defendants

12. Defendant Angelo Manioudakis was the Vice President of OFI and Portfolio Manager for the Fund until he left OFI in December 2008. Based on information and belief, Mr. Manioudakis was responsible for the day-to-day selection and management of the Fund's investments and provided written and/or oral communications used to market the Fund. On December 12, 2008, Defendant Manioudakis resigned from his position. Upon information and belief, Defendant Manioudakis is a citizen of the Commonwealth of Massachusetts.

13. Defendant OppenheimerFunds, Inc. is the Manager and Investment Advisor of the Fund and its investments. OFI is a holding company that engages in, among other things, securities brokerage, banking services and related financial services through its subsidiaries. OFI is incorporated and headquartered in Colorado at 6803 South Tucson Way, Centennial CO 80112.

14. The parties referred to in ¶¶ 12 -13 are referred to herein as "OFI."

15. Defendant William L. Armstrong is Chairman of the board of Trustees of the Fund. Upon information and belief, Defendant Armstrong is a citizen of the State of Colorado. Defendant Armstrong signed or authorized the signing of the Fund's 2007 and 2008 Prospectuses. Defendant Armstrong oversees approximately 35 other portfolios in the Oppenheimer Fund complex.

16. Defendant George C. Bowen is a Trustee of the Fund. Upon information and belief, Defendant Bowen is a citizen of the State of Colorado. Defendant Bowen signed or authorized the signing of the Fund's 2007 and 2008 Prospectuses. Additionally, Defendant Bowen is the Chairman of the Special Litigation Committee ("SLC") appointed as a result of the demand made upon the Board of Trustees by Plaintiffs on May 26, 2009. Defendant Bowen oversees approximately 35 other portfolios in the Oppenheimer Fund complex.

17. Defendant Edward L. Cameron is a Trustee of the Fund. Upon information and belief, Defendant Cameron is a citizen of the State of Florida. Defendant Cameron signed or authorized the signing of the Fund's 2007 and 2008 Prospectuses. Defendant Cameron oversees approximately 35 other portfolios in the Oppenheimer Fund complex.

18. Defendant Jon S. Fossel is a Trustee of the Fund. Upon information and belief, Defendant Fossel is a citizen of the State of New York. Defendant Fossel signed or authorized the signing of the Fund's 2007 and 2008 Prospectuses. Defendant Fossel oversees approximately 35 other portfolios in the Oppenheimer Fund complex.

19. Defendant Sam Freedman is a Trustee of the Fund. Upon information and belief, Defendant Freedman is a citizen of the State of Colorado. Defendant Freedman signed or authorized the signing of the Fund's 2007 and 2008 Prospectuses. Defendant Freedman oversees approximately 35 other portfolios in the Oppenheimer Fund complex.

20. Defendant Beverly L. Hamilton is a Trustee of the Fund. Upon information and belief, Defendant Hamilton is a citizen of the State of California. Defendant Hamilton signed or authorized the signing of the Fund's 2007 and 2008 Prospectuses. Defendant Hamilton oversees approximately 35 other portfolios in the Oppenheimer Fund complex.

21. Defendant Robert J. Malone is a Trustee of the Fund. Upon information and belief, Defendant Malone is a citizen of the State of Colorado. Defendant Malone signed or authorized the signing of the Fund's 2007 and 2008 Prospectuses. Defendant Malone oversees approximately 35 other portfolios in the Oppenheimer Fund complex.

22. Defendant F. William Marshall, Jr., is a Trustee of the Fund. Upon information and belief, Defendant Marshall is a citizen of the Commonwealth of Massachusetts. Defendant Marshall signed or authorized the signing of the Fund's 2007 and 2008 Prospectuses. Defendant Armstrong oversees approximately 37 other portfolios in the Oppenheimer Fund complex.

23. Defendant John V. Murphy previously served as the President, Principal Executive Officer, and Trustee of the Fund. Upon information and belief, Defendant Murphy is a citizen of the State of New York. Defendant Murphy signed or authorized the signing of the Fund's 2007 and 2008 Prospectuses.

24. The persons identified in ¶¶ 15-23 are referred to herein as the "Trustees."

25. Nominal Defendant Oppenheimer Champion Income Fund is a mutual fund managed by OFI. The Fund is an open-end, diversified management investment company registered as such with the Securities and Exchange Commission ("SEC") pursuant to the Investment Company Act of 1940 (the "Investment Company Act"). The Fund is incorporated in Massachusetts and its headquarters are located at 6803 South Tucson Way, Centennial, CO 80112-3924.

SUBSTANTIVE ALLEGATIONS

Terms of the Contract Between The Fund and OFI

26. The relationship between the Fund and OFI is governed by an Investment Advisory Agreement entered into on January 1, 2006 (the "Contract"), creating a binding contract between the Fund and OFI. The Contract is attached to this Complaint as Exhibit B.

27. Under the Contract, OFI is required to "(i) regularly provide investment advice and recommendations to the Fund with respect to its investments, investment policies and the purchase and sale of securities; (ii) supervise continuously the investment program of the Fund and the composition of its portfolio." Investment Advisory Agreement ("IAA") dated January 1, 2006.

28. The terms of the Contract require OFI to conform to, and enable the Fund to conform to, among other things, the "fundamental policies and investment restrictions of the Fund as reflected in the Fund's registration statement...and the Prospectus and Statement of Additional Information of the Fund in effect." *Id.*

29. The Fund performed under the contract by employing OFI to act as the investment advisor of the Fund and compensating OFI accordingly.

30. On or about January 26, 2007, the Fund filed with the SEC on Form N-1A and disseminated to investors a Registration Statement Prospectus and Statement of Additional Information ("SAI") (the "2007 Prospectus").

31. On or about January 25, 2008, the Fund filed with the SEC on Form N-1A and disseminated to investors a Registration Statement Prospectus and SAI (the "2008 Prospectus").

32. According to the 2007 Prospectus, "[t]he Fund's primary objective is to seek a high level of current income by investing mainly in a diversified portfolio of high-yield, lower-grade, fixed-income securities that the Fund's investment manager, Oppenheimer Funds, Inc., believes <u>does not involve undue risk</u>." 2007 Prospectus at 2. (emphasis added). The 2007 Prospectus goes on to state that "[u]nder normal market conditions, the Fund invests at least 60% of its total assets in high-yield, lower-grade, fixed-income securities." *Id.*

33. In describing the Fund's risk profile, the 2007 Prospectus acknowledged that investors are exposed to a certain level of risk, associated with lower-grade domestic and foreign fixed-income securities. *Id.* at 3. The 2007 Prospectus stated, however, that the Fund was suitable for retirement accounts: "[t]he Fund is intended to be a long-term investment and may be appropriate as a part of a retirement plan portfolio." *Id.*

34. With respect to any changes in the Fund's fundamental policies, the 2007 Prospectus states that "[f]undamental policies are those that the Fund has adopted to govern its investments that can be changed only by the vote of a 'majority' of the Fund's outstanding voting securities." *Id.* at 49.

35. The 2007 Prospectus includes as a fundamental policy that it "cannot invest 25% or more of its total assets in any one industry," and "cannot borrow in excess of 33 1/3% of the value of its total assets." *Id.* at 50. The 2007 Prospectus also stated that "[t]he Fund's investment objectives are a fundamental policy." *Id.*

36. Defendants repeated the statements set forth in ¶¶ 32-35 in the 2008 Prospectus. *See* 2008 Prospectus at 2, 3 and 40.

37. The 2007 Prospectus defines an "Illiquid Security" as a security that "lacks a readily available market or if its valuation has not changed for a certain period of time." 2007 Prospectus at 120.

38. The 2007 Prospectus stated that the Fund would not invest "more than 10% of its net assets (determined at the time of purchase and reviewed periodically) in illiquid or restricted securities." *Id.*; 2008 Prospectus at 106.

39. The 2007 Prospectus also states that the "Fund will invest no more than 25% of its total assets in 'unfunded' credit default swaps. The Fund will limit its investments in 'funded' credit default swap notes to no more than 10% of its total assets. *Id.* at 42. This limiting language simply vanished in the 2008 Prospectus, with no explanation for its disappearance, nor any indication as to when, if ever, it was formally removed as a limitation.

40. Based on the Fund's stated investment objectives, OFI and the Trustee Defendants owed the Fund contractual and fiduciary duties to insure that the Fund invested mainly in a broadly diversified portfolio of high-yield bonds, which would be suitable for retirement accounts, that the Fund's investment objectives would not be changed without a shareholder vote on the change as is required under the terms of the

Contract, and that the concentration and borrowing limitations applicable to the Fund would not be violated.

OFI Breached the Contract By Altering the Fund's Investment Objectives Without Seeking the Requisite Approval

41. Notwithstanding OFI's stated responsibilities under the Contract, beginning in late 2006 or early 2007, OFI breached the terms of the Contract by altering the Fund's investment objectives without seeking approval from a majority of the Fund's shareholders as is required by the plain language of the 2007 and 2008 Prospectuses.

42. Specifically, sometime prior to September 30, 2007, OFI engaged in transactions that altered the fundamental nature of the Fund's investment portfolio. By that time, as a result of OFI's conduct, the vast majority of the Fund's investment risk was tied up in credit default swaps ("CDS") which cannot be classified as high yield bonds.

43. A CDS enables an investor to buy or sell protection against a credit event, such as an issuer's failure to make timely payments of interest or principal, bankruptcy or restructuring. Generally, if the Fund buys credit protection using a CDS, the Fund makes fixed payments to the counterparty and if a credit event occurs, the Fund delivers the defaulted bonds underlying the swap to the swap counterparty and the counterparty pays the Fund par for the bonds. If the Fund sells credit protection using a credit default swap, generally the Fund receives fixed payments from the counterparty and if a credit event occurs, the Fund pays the swap counterparty par for the defaulted bonds underlying the swap and the swap counterparty delivers the bond to the Fund. If the credit default swap is on a basket of securities, the notional value of the swap is reduced by the par amount of

the defaulted bonds, and the fixed payments are then made on the reduced notional value. During the relevant time period, the Fund purchased and sold CDS.

44. The selling of a CDS is akin to writing an insurance policy. The seller of the swap receives a premium and in turn, insures the holder of a bond against the risk that the underlying bond will default. If a default occurs, the seller of the swap must pay the bond holder the entire face value (notional amount) that is insured. Conversely, buying a CDS is the equivalent of purchasing insurance.

45. During 2007 and 2008, the Fund sold numerous credit default swaps insuring its counterparties against the default of debt instruments issued by such high risk companies as AIG, Countrywide Home Loans, Washington Mutual, GMAC, General Motors Corp., Bear Stearns, Lehman Brothers, Citibank, and Merrill Lynch. These credit default swaps were entered into with a broad array of counterparties, including Lehman Brothers, Merrill Lynch, Goldman Sachs, and Citigroup.

46. In selling this massive number of CDS during 2007 and 2008, OFI changed the Fund's risk profile from that of a fund investing in high-yield debt securities to that of an insurance company insuring the debt securities invested in by others, and thereby breached the terms of the Contract by altering the Fund's investment objectives without seeking approval from a majority of the Fund's shareholders.

47. Despite OFI's contractual obligations to seek shareholder approval before changing the Fund's investment objectives, at no time during the relevant period were investors asked to approve the Fund's new investment objectives, nor were they informed of the Fund's new investment approach.

OFI Breached the Contract By Selling Excessive Credit Default Swaps

48. The terms of the Contract provide that the "Fund will invest no more than 25% of its total assets in 'unfunded' credit default swaps. The Fund will limit its investments in 'funded' credit default swap notes to no more than 10% of its total assets." 2007 Prospectus at 42.

49. "Funded credit default swap notes" refer to sales of CDS as described in ¶ 44. "Unfunded credit default swaps" refers to purchases of CDS as described in ¶ 43.

50. As of December 31, 2006, the Fund had a fairly balanced CDS portfolio owning $110 million in notional balance of CDS buys that would protect bonds, but selling insurance on $124 million of debt. Thus, as of December 31, 2006, the Fund had sold 12.5% more credit default insurance than it had purchased. By September 30, 2007, however, the Fund owned $96 million of credit default insurance on bonds, but the amount of insurance sold had skyrocketed to $1.3 billion. At that point, the Fund's credit default exposure (the obligation to pay if the bonds defaulted) exceeded the insurance purchased by 1,255.6% or 13.56 times.

51. By December 31, 2007, the Fund owned $81 million of credit default insurance, but had sold $1.4 billion of credit default insurance. The insurance sold exceeded the insurance purchased by 1,683.1% or 17.83 times.

52. By December 31, 2007, the $1.4 billion of CDS sold equaled approximately 54% of the Fund's total assets of $2.6 billion – over five times the 10% limit on funded CDS sells. The Fund clearly violated its limiting condition.

53. While the ratio started to fall by September 30, 2008, with insurance purchased at $62 million and insurance sold at approximately $1.1 billion, insurance sold

still exceeded insurance purchased by 1,622.8% or 17.23 times. By December 31, 2008, the Fund owned $28 million of insurance, but had sold $619 million of insurance. The Fund had sold 22.27 times more insurance that it purchased at that point – that is, insurance sold exceeded insurance purchased by 2,126.6%.

54. By September 30, 2008, the $1.1 billion of CDS sold equaled approximately 55% of the Fund's total assets of approximately $2 billion – over five times the 10% limit on funded CDS sells.

55. The following chart provides the details for the notional balances of CDS buys and sells during the relevant period:[2]

CDS Sells to Buys - Detail

Date	Notional Value of Swaps - Buys	Notional Value of Swaps - Sells	Sells to Buys - Times (Sells / Buys)	Sells Exceeded Buys by %
12/31/2006	$109,910,000	$123,645,000	1.12	12.5%
9/30/2007	$96,215,000	$1,304,318,000	13.56	1255.6%
12/31/2007	$80,645,000	$1,437,957,000	17.83	1683.1%
9/30/2008	$62,495,000	$1,076,690,000	17.23	1622.8%
12/31/2008	$27,820,000	$619,445,000	22.27	2126.6%
	$377,085,000	$4,562,055,000		

56. The Defendants were fully aware of the enormous increase in risk to which they knowingly and intentionally exposed the Fund by virtue of the excessive CDS transactions, compared to the risks of the prior high-yield securities portfolio. In moving to dismiss the securities class action pending before this Court in *In re Oppenheimer*

2 Many of the calculations presented in this complaint were performed by counsel's certified financial analyst and are not calculations that most investors would be able to perform based on a review of the Fund's SEC filings. In addition, the calculations presented herein may be refined once Defendants produce all of the transaction data for the Fund.

Champion Fund Securities Fraud Class Actions, ("Def. MTD"), the Oppenheimer Defendants fully admitted the severe risk of swaps:

> With regard to swaps, the Fund disclosed the precise risks about which Plaintiffs complain. The Complaint focuses on three risks inherent in swaps: (1) swaps can be "illiquid" (CCAC ¶ 46); (2) swaps can add "leverage" to the Fund's portfolio (*Id.* ¶¶ 46, 50, 54-57); and (3) the Fund's managers could be wrong about how the assets underlying the swaps will perform. (*Id.* ¶¶ 46, 49). The Fund's SAIs concisely captured all three of these risks (among others) in the following disclosure:
>
> The use of swap agreements by the Fund entails certain risks. The swaps market is generally unregulated. There is no central exchange or market for swap transactions and therefore they are ***less liquid*** investments than exchange-traded instruments and may be considered illiquid by the Fund. Swap agreements entail credit risk arising from the possibility that the counterparty will default. . . . The Fund's ***successful use of swap agreements is dependent upon the Manager's ability to predict correctly whether certain types of investments are likely to produce greater returns than other investments. Swap agreements may effectively add leverage to the Fund's portfolio because the Fund would be subject to investment exposure on the notional amount of the swap.*** May 2007 SAI at 19 (emphasis added).

Def. MTD at 26-27.

57. While disclosing the generic risks of swaps in its public documents (and later admitting them in court filings), the Fund concealed the full extent of its potential exposure to an enormous amount of off-balance sheet, contingent liability represented by the potential dollar amounts of insurance payable (the notional value) when the underlying high risk, junk bond issuers either defaulted or approached bankruptcy. Any risk from CDS sales on the Fund's balance sheet and income statements was buried in footnotes with confusing and often conflicting numbers. The true risk exposure was concealed from investors, and instead the Fund reported minimal potential liabilities from the CDS. None of the reported totals or values would give cause for alarm. As a result,

investors were completely unaware of the massive loss they were about to suffer, because the actual risk exposure was never revealed until such losses had been realized.

58. The failure of the OFI and Trustee Defendants fairly and fully to disclose in the Fund's public filings the full extent and notional value of the enormous increase in risk represented by the CDS transactions, indicates bad faith and an intent to cover up the extent to which they were knowingly violating the Fund's investment objectives, limitations and restrictions. These Defendants knew that the way in which the Fund accounted for its assets and liabilities had the effect of concealing the large, off-balance-sheet CDS exposure, as they have admitted as much in their motion to dismiss the securities class action:

> The Notes to the Fund's financial statements also explained, under the heading "Investments with Off-Balance Sheet Risk," that "The Fund enters into financial instrument transactions that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Fund's Statement of Assets and Liabilities."

Def. MTD at 27-28.

59. Despite knowing the highly misleading effect of the Fund's accounting methods, and knowing that the CDS off-balance sheet exposure had swelled to more than half the size of the Fund's reported total assets, and five times the 10% Fund limit on funded CDS sales, the OFI and Trustee Defendants were content to hide behind the bland, generic disclosure of off-balance sheet risk, without ever disclosing the true size and extent of that risk. The fact that the Defendants hid the true nature and extent of the amount and risk of the CDS transactions in off-balance sheet accounting gives rise to a

strong inference that Defendants knew they were violating the Fund's investment objectives, limitations and restrictions.

OFI Breached the Contract By Exceeding Industry Concentration Limits

60. The 2007 and 2008 Prospectuses state that "[t]he fund cannot invest 25% or more of its total assets in any one industry. This investment restriction is a fundamental policy of the Fund. *Id.* at 40. As indicated above, "fundamental policies" of the Fund can only be changed by shareholder vote. *Id.*

61. The Fund's Prospectuses indicate that it had adopted certain industry classifications for purposes of evaluating industry concentrations. 2007 Prospectus at 50; 2008 Prospectus at 41.

62. The "industry classifications" contained in the 2007 Prospectus and adopted by the Fund are listed below. The Fund does not appear to have changed these classifications for 2008.

Aerospace & Defense	Insurance
Air Freight & amp; Couriers	Internet & Catalog Retail
Airlines	Internet Software & Services
Auto Components	IT Services
Automobiles	Leisure Equipment & Products
Beverages	Machinery
Biotechnology	Marine
Building Products	Media
Chemicals	Metals & Mining
Consumer Finance	Multiline Retail
Commercial Banks	Multi-Utilities
Commercial Services & Supplies	Office Electronics
Communications Equipment	Oil & Gas
Computers & Peripherals	Paper & Forest Products
Construction & Engineering	Personal Products
Construction Materials	Pharmaceuticals
Containers & Packaging	Real Estate
Distributors	Road & Rail
Diversified Financial Services	Semiconductors and Semiconductor Equipment

Diversified Telecommunications Services	Software
Electric Utilities	Specialty Retail
Electrical Equipment	Textiles, Apparel & Luxury Goods
Electronic Equipment & Instruments	Thrifts & Mortgage Finance
Energy Equipment & Services	Tobacco
Food & Staples Retailing	Trading Companies
Food Products	Transportation Infrastructure
Gas Utilities	Water Utilities
Health Care Equipment & Supplies	Wireless Telecommunication Services
Health Care Providers & Services	
Hotels Restaurants & Leisure	
Household Durables	
Household Products	
Industrial Conglomerates	

63. Beginning in 2008, all of the Fund's investments in Total Return Swaps ("TRS") were based on the Lehman Brothers US "CMBS" AAA Index. CMBS is defined as Commercial Mortgage Backed Securities. According to the Fund's Securities and Exchange Commission ("SEC") filings, CMBS indices are measured by movements in the credit spreads of the underlying holdings. Form N-CSR, Certified Shareholder Report of Registered Management Investment Companies, filed on December 2, 2008, Page F22.

64. Because all of the Fund's TRS were based on a Commercial Mortgage Backed Securities index, the total notional balance of the Fund's TRS investments in 2008 belongs to the "Real Estate" industry classification. Beginning in March 2008, OFI began to violate the 25% industry concentration limit in real estate when its investments in TRS based solely on the Lehman US CMBS AAA Index exceeded the limitation, as shown in the following chart:

Total Return Swaps

Date	Notional Value [Rounded to the Nearest Million]	Assets [Rounded to the Nearest Million]	Net or Total (a)	% of Assets
12/31/2006	$0	$2,792,000,000	Net Assets	0.0%
3/31/2007	$0	$2,817,000,000	Total Assets	0.0%
6/30/2007	$0	$2,659,000,000	Net Assets	0.0%
9/30/2007	$80,000,000	$2,652,000,000	Total Assets	3.0%
12/31/2007	$443,000,000	$2,418,000,000	Net Assets	18.3%
3/31/2008	$1,029,000,000	$2,249,000,000	Total Assets	45.8%
6/30/2008	$1,028,000,000	$2,114,000,000	Net Assets	48.6%
9/30/2008	$1,050,000,000	$1,963,000,000	Total Assets	53.5%
12/31/2008	$852,000,000	$638,000,000	Net Assets	133.5%

(a) Net assets were used when Total Asset values were not available.

65. As of March 31, 2008, the real estate based TRS constituted 45.8% of the Fund's total assets. This number grew to 53.5% by September 30, 2008, and when the Fund's assets had substantially declined by December 31, 2008, the real estate TRS equaled over 133% of the Fund's net assets. The Fund's total assets as of December 31, 2008, are not available from its public filings. It can be inferred, however, from the net asset figures that TRS exceeded 25% of total assets at all times from sometime during the quarter ending March 31, 2008, through the end of the calendar year 2008.

66. The Fund's violations of the real estate industry concentration limit were compounded by the Fund's investments in Mortgage Backed Securities. When the Fund's investments in Mortgage Backed Securities are added to the real estate industry investments arising from the TRS, the concentration limit was exceeded by even larger amounts.

67. By September 30, 2008, the Fund's Mortgage Backed Securities Portfolio had grown to $256 million or 13% of the Fund's total assets of $1.96 billion. In combination with the TRS investments, constituting 53.5% of the Fund's total assets, OFI had exceeded the 25% real estate industry concentration limit by 41.5 percentage points.

68. In exceeding the 25% industry concentration limit for investments in the real estate industry, OFI violated a fundamental policy of the Fund.

69. Even if, the TRS investments were claimed not to belong to the real estate industry classification, by March 31, 2008, the amount of the Fund's total assets attributed to TRS grossly exceeded 25%, so that the concentration limit was violated no matter what industry classification one claims is applicable.

OFI Breached the Contract By Failing to Segregate Funds to Cover CDS Transactions

70. Selling CDS is the equivalent of shorting puts on the underlying debt instrument, since in the event of a default, the Fund would be forced to purchase the underlying security at par or the notional balance.

71. Throughout the relevant time period, the Fund operated under stringent restrictions on its ability to short puts. The 2007 Prospectus states that "[a] put must be covered by segregated liquid assets and the Fund cannot write puts if, as a result, more than 50% of the Fund's net assets would be required to be segregated to cover such put options." 2007 Prospectus at 44.

72. Despite the fact that the sale of CDS was functionally identical to the shorting of puts, OFI never segregated funds for the swap transactions. With no segregated liquid assets and total liquid assets of only $270 million as of September 30,

2007, the Fund violated the limiting condition to cover the short position by over $1 billion.

<u>OFI Breached the Contract By Excessively Leveraging The Funds Assets</u>

73. As described in ¶¶ 34 and 35 herein, the 2007 and 2008 Prospectuses included as a fundamental policy that the Fund cannot borrow money in excess of 33 1/3% of the value of its total assets. The Fund ***may borrow only from banks and/or affiliated investment companies and only as a temporary measure for extraordinary or emergency purposes.*** 2007 Prospectus at 50; 2008 Prospectus at 40 (emphasis added).

74. OFI used derivative transactions as vehicles to make the Fund highly-leveraged in order to make speculative bets on particular sectors and names in the bond market. These excessively leveraged and speculative bets significantly altered the risk profile of the Fund in derogation of the Fund's investment objectives. Furthermore, the leverage values violated the Fund's borrowing restrictions and limitations -- that it could borrow only from banks or affiliates, only as a temporary measure and, even then, only up to 33 1/3% of the value of its total assets.

75. The Fund's leverage position – constructed through total-return swaps, CDS and interest rate swap transactions – was extreme. According to Plaintiffs' calculations, the "net notional" value of the Fund's swap transactions is as follows:

12/31/06	03/31/07	06/30/07	09/30/07	12/31/07
$270,529,657	$432,907,672	$1,190,961,553	$1,274,135,381	$1,463,239,312

03/31/08	06/30/08	09/30/08	12/31/08
$3,240,610,796	$2,942,479,530	$2,339,559,612	$1,666,215,000

76. As shown above, the Fund's leverage increased dramatically to over $1.4 billion dollars by the end of 2007 and reached more than $3.2 billion in March 2008.

77. The staggering magnitude of this leverage is highlighted by comparing leverage values to the Fund's total net assets under management. For example, in September 2007, when the Fund had over $2.5 billion in assets, the net notional value of leverage was almost $1.275 billion. By March 2008, the net notional value of leverage was over $3.2 billion, greatly *exceeding* net Fund assets of $2 billion. In other words, by the end of March 2008, the approximate $2 billion Fund was exposed to the performance of ***an additional $3.2 billion*** in assets *that it did not actually own.*

OFI Breached the Contract By Investing Excessively in Illiquid Securities

78. As described in ¶38 herein, the 2007 and 2008 Prospectuses stated that the Fund would not invest "more than 10% of its net assets (determined at the time of purchase and reviewed periodically) in illiquid or restricted securities."

79. Liquidity risk is generally defined as the risk that a given security or asset cannot be traded quickly enough in the market to prevent a loss (or make the required profit).

80. Plaintiffs have calculated the percentage of net assets that were illiquid at various times, listed below. Throughout 2007 and 2008, OFI invested more than 10% of the Fund's net assets in illiquid securities, despite representations in the Prospectuses that it would not.

03/31/07	06/30/07	09/30/07	12/31/07
25.96%	24.15%	24.94%	23.63%

03/31/08	06/30/08	09/30/08	12/31/08
22.88%	22.51%	23.24%	18.99%

81. The Oppenheimer Defendants have admitted in the securities class action the illiquid nature of the swaps transactions, stating that "[w]ith regard to illiquidity, the Fund stated that 'market risk' is one of the 'primary risks' of total return swaps. The Fund defined market risk as the risk that 'there is no liquid market for the agreement or unfavorable changes occur in the reference asset.'" Def. MTD at 27.

The Trustees Fiduciary Duties

82. By reason of their positions as trustees of the Fund and because of their ability to control the business and corporate affairs of the Fund, the Trustees owed the Fund and its shareholders fiduciary obligations of good faith, loyalty and candor, and were and are required to use their utmost ability to control and manage the Fund in a fair, just, honest, and equitable manner.

83. The Trustees were and are required to act in furtherance of the best interests of the Fund and its shareholders.

84. Each Trustee of the Fund owes to the Fund and its shareholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Fund and in the use and preservation of its assets, and the highest obligations of fair dealing.

85. The Trustees, because of their positions of control of the Fund, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein, as well as the contents of the various public statements issued by the Fund. Because of their advisory, executive, managerial, and directorial positions with the Fund, each of the Trustees had knowledge of material non-public information regarding the Fund.

86. To discharge their duties, the Trustees were required to exercise reasonable and prudent supervision over the management, policies, practices and controls of the Fund. By virtue of such duties, the Trustees were required to, among other things:

a. exercise good faith to ensure that the affairs of the Fund were conducted in an efficient, business-like manner so as to make it possible to provide the highest quality performance of the Fund;

b. exercise good faith to ensure that the Fund was operated in a diligent, honest and prudent manner and complied with all applicable federal and state laws, rules, regulations and requirements, and all contractual obligations; and

c. when put on notice of problems with the Fund's business practices and operations, exercise good faith in taking appropriate action to correct the misconduct and prevent its recurrence.

87. Further, the Trustees had the duty to direct and control OFI.

The Trustees Breached Their Fiduciary Duties

88. The Fund's fundamental change in its investment objective to exceptionally risky derivative instruments, and the failure to obtain shareholder approval for such a change or even notify shareholders of such a change, were the direct result of the Trustees' breaches of fiduciary duties.

89. In breach of their fiduciary duties, the Trustees knowingly caused or allowed OFI to make these changes in the Fund's fundamental policies without holding a vote seeking shareholder approval, as required by the 2007 and 2008 Prospectuses.

90. Through their signing of the 2007 and 2008 Prospectuses, the Trustees knew that they were required to obtain shareholder approval before implementing a fundamental change in the Fund's investment objective or making a change to the Fund's fundamental policies.

91. In breach of their fiduciary duties of good faith and loyalty, the Trustees willfully ignored the 2007 and 2008 Prospectuses, failing to follow the requirements contained therein.

92. Further, the Trustees breached their fiduciary duties of good faith and loyalty through their acquiescence to OFI's exceeding the various investment concentration policies, described more fully in ¶¶ 48-82, that were a fundamental part of the Fund's investment strategy.

93. The Trustees' breaches of fiduciary duties caused the Fund to suffer severe losses in value.

OFI'S Fiduciary Duties

94. By reason of its position as manager and fiduciary of the Fund and because of its ability to control the investment management of the Fund, OFI owed the Fund fiduciary obligations of good faith, loyalty and candor, and was and is required to use its utmost ability to control and manage the Fund in a fair, just, honest, and equitable manner.

95. OFI was and is required to act in furtherance of the best interests of the Fund.

96. OFI owes to the Fund the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Fund and in the use and preservation of its assets, and the highest obligations of fair dealing.

97. OFI, because of its positions of control and management of the Fund, was able to and did, directly exercise control over the wrongful acts complained of herein.

98. To discharge its duties, OFI was required to exercise reasonable and prudent supervision over the management, policies, practices and controls of the Fund. By virtue of such duties, OFI was required to, among other things:

a. exercise good faith to ensure that the affairs of the Fund were conducted in an efficient, business-like manner so as to make it possible to provide the highest quality performance of the Fund;

b. exercise good faith to ensure that the Fund was managed in a diligent, honest and prudent manner and complied with all applicable federal and state laws, rules, regulations and requirements, and all contractual obligations, including acting only within the scope of its legal authority an in accordance with the terms of the Contract; and

c. when put on notice of problems with the Fund's investment decisions, exercise good faith in taking appropriate action to correct the misconduct and prevent its recurrence.

99. By virtue of OFI's position as advisor and asset manager of the Fund, OFI, at all relevant times, had the power to control and influence, and did control and influence and cause the Fund to engage in the practices complained of herein.

<u>OFI Breached Its Fiduciary Duties</u>

100. OFI fundamentally changed the Fund's investments to exceptionally risky derivative instruments which resulted in the Fund sustaining dramatic losses. These losses were the direct result of OFI's breaches of fiduciary duties.

101. OFI failed to act in furtherance of the best interests of the Fund, as is demonstrated by its willful ignorance of the Fund's stated investment concentration policies and limits.

102. OFI failed to exercise good faith and diligence in the administration of the affairs of the Fund, as is demonstrated by its failure to seek shareholder approval of the fundamental changes to the Fund's investment strategy. Further, OFI failed to exercise good faith and diligence by wholly failing to take steps to preserve the assets of the Fund.

<u>Defendants' Breaches of Contract and of Their Fiduciary Duties Caused the Fund to Suffer Huge Losses</u>

103. The Fund's assets as of September 20, 2007 were over $2.5 billion. This dropped to just over $2 billion on March 31, 2008, and then plunged to $638 million on December 31, 2008, <u>an almost $2 billion drop in assets in 15 months' time</u>.

104. The magnitude of this drop was a direct result of Defendants' unauthorized changes in the Fund's fundamental policies and investment strategy.

105. In an article dated February 5, 2009, *Morningstar* explained that Fund managers "fail[ed] to appreciate the risks they were taking," and that Oppenheimer "also did a terrible job communicating the risks of this exposure in shareholder reports and Web commentary."

106. On February 6, 2009, *Morningstar* gave the Fund an "F" for "failing investors," noting that "the managers bought complex, off-balance-sheet swap contracts

that created a leveraging effect" and that "no attempt was made to communicate to shareholders that these funds were taking on additional risk." (emphasis added.)

107. Another *Morningstar* article took the Fund managers to task for not disclosing the Fund's heavy reliance on complex, off-balance-sheet derivatives:

> Because most of the additional market exposure came from off-balance-sheet derivatives, the funds' portfolios didn't *look* highly leveraged. And while they may have been only somewhat leveraged in what we might call a conventional accounting sense – by borrowing money against your net assets and investing it – they were heavily leveraged as mutual funds go, in an *economic sense*....
>
> How is it possible that a shareholder can go to its Web site, see that Core Bond is down nearly 40%, or 80% in the case of Champion Income, and yet find no information to use to *figure out why*, much less an actual *explanation*?
>
> I'm sorry to be glib, but this strains credulity. Here's a news flash, Oppenheimer: If your funds are going to use instruments that involve this much portfolio complexity, you have a duty to translate and simplify what that means for your shareholders. Not doing so is patently unacceptable and comes awfully close to dishonesty by omission. While most of your competitors haven't taken on anywhere near this much risk, many use similar portfolio techniques and are just as guilty of these omissions. I can think of numerous ways this can all happen without intent, but we're way past the honeymoon period now that these tools have been around for quite a while. It's time for this to stop all around.
>
> * * *
>
> [I]t seems that Manioudakis and his crew were overly focused on trees that appeared to be incredible bargains. They backed up all of their trucks and even used a few of their neighbors'. Sadly, it seems that they couldn't see that the forest was on fire.

December 17, 2008, *Morningstar*, "Oppenheimer Bond Funds Missed the Forest Fire for the Trees" (italicized emphasis in original; underline emphasis added).

108. On February 5, 2009, *Morningstar* again reported on the Fund in an article entitled "Fund Companies Falling Short on Stewardship." The article provided in part:

> If you step back and think about it, it's not hard to be a good steward of capital. Mutual funds simply have to care for fundholders' capital the

same way they'd want their own money to be run: with sensible strategies, fair prices, and reasonable, straightforward explanations as to why things go well – and not so well.

Some funds – those that receive As for corporate culture as part of Morningstar's Stewardship Grades for funds, for example – seem to have an easy time putting shareholders first. But other firms have apparently lost sight of their mission. What follows are examples of recent fund moves that are disrespectful to the shareholders they're serving.

* * *

Hypocrisy Stings Oppenheimer

In May 2006, John Murphy, president of OppenheimerFunds, gave the welcoming remarks to the annual ICI General Membership Meeting.... The theme was "Creating Shareholder Value" and two of his suggestions were a) "Offering competitive investment returns at an appropriate level of risk," and b) "Supplying clear, concise, and relevant information and tools that investors need to make informed investment decisions."

We wish Murphy had followed his own advice. In 2008, Oppenheimer Champion Income lost a nearly inconceivable 78% and sibling Core Bond declined 36%, primarily because the bond funds took on plenty of risk. Specifically, the managers bought complex, off-balance-sheet swap contracts that created a leveraging effect on the funds. When the market for both bonds and the derivatives became increasingly illiquid as the credit crisis unfolded, the funds got slammed. Not only did the managers fail to appreciate the risks they were taking, but Oppenheimer also did a terrible job communicating the risks of this exposure in shareholder reports and Web commentary. Longtime fixed-income head Jerry Webman has stepped in to try and right the ship at both offerings, but the damage has already been done.

DERIVATIVE AND DEMAND ALLEGATIONS

109. Plaintiffs incorporate by reference and reallege each and every allegation set forth above, as though fully set forth herein.

110. Plaintiffs bring this action derivatively in the right and for the benefit of the Fund to redress OFI's breach of contract and the Trustees' and OFI's breaches of fiduciary duties.

111. Plaintiffs are and have been shareholders of the Fund at all relevant times.

112. Plaintiffs will adequately and fairly represent the interests of the Fund and its shareholders in enforcing and prosecuting its rights.

113. The Fund is incorporated in the Commonwealth of Massachusetts. Under Massachusetts law, if making a derivative claim, Plaintiff is required to make a demand on the board of directors, at which point the board has ninety days to consider the demand in good faith and take necessary action.

114. Plaintiffs made an initial demand on the Board of Trustees over one year ago, on May 26, 2009, demanding that the Fund commence legal action against Defendants to recover economic losses caused by OFI's and the Trustees' breaches of fiduciary duty and OFI's breach of contract. A copy of Plaintiffs' Demand is attached hereto as Exhibit C.

115. On July 9, 2009, Plaintiffs received a letter from Defendant Bowen, Chair of the Special Litigation Committee ("SLC"), requesting "more specific information" regarding Plaintiffs' demand. A copy of this responsive letter is attached hereto as Exhibit D. Plaintiffs responded to this request with additional publicly available information on August 20, 2009. A copy of this correspondence is attached hereto as Exhibit E. Thereafter, Plaintiffs, once again, supplemented the information provided to the SLC on November 4, 2009. A copy of this letter is attached hereto as Exhibit F.

116. On April 6, 2010, Plaintiffs received a letter on behalf of the SLC, signed by James Langdon, indicating that they had concluded their investigation and were rejecting Plaintiffs' demand. A copy of this letter is attached hereto as Exhibit G.

117. The SLCs rejection of Plaintiffs' demand is wrongful and should not be countenanced by the Court under the purview of the business judgment rule. Rather, Plaintiffs should be permitted to proceed with the litigation.

118. The SLC's rejection of Plaintiffs' demand is not entitled to the protection of the business judgment rule because, upon information and belief, the SLC is comprised wholly of interested Trustees. Upon information and belief, the Trustees who form the SLC were named by Plaintiffs in their initial demand letter as individuals against whom litigation should be commenced or are otherwise interested parties.

119. For example, Defendant Bowen serves as the Chairman of the SLC. Defendant Bowen also signed or authorized the signing of the Fund's 2007 and 2008 Prospectuses, documents that form the basis of Plaintiffs' allegations, and therefore Defendant Bowen is an interested Trustee.

120. Likewise, although the identity of the other members of the SLC is unknown to Plaintiffs at this time, it is believed that the SLC is comprised entirely of interested Trustees of the Fund who were implicated in Plaintiffs' initial demand letter. The basis for this belief is the fact that the SLC was formed after May 26, 2009 and before July 7, 2009. At the time of the SLC's formation, all of the Fund Trustees were interested Trustees, as all were implicated in Plaintiffs' demand.

121. William F. Glavin ("Trustee Glavin") joined the Fund's Board of Trustees in December 2009, after the SLC's formation. Trustee Glavin replaced Trustee Defendant John V. Murphy.

122. Even though Trustee Glavin was not implicated in Plaintiffs' demand and has not been named as a Defendant herein, he nonetheless is still an interested Trustee

since at the time of the SLC's formation, he was serving as CEO, President and director of OFI. Thus, should Trustee Glavin have been appointed to the SLC, he is nonetheless an interested Trustee.

123. Therefore, Plaintiffs believe that the entire SLC is necessarily comprised of interested Trustees whose refusal of Plaintiffs' demand should not be given the protection of the business judgment rule.

124. Further, the SLC, comprised of interested Trustees, is beholden to Oppenheimer, generally, as each Trustee Defendant currently serves as a Trustee to over 35 other portfolios in the Oppenheimer complex and is compensated by Oppenheimer for serving as a Trustee for each portfolio. Trustee Glavin, although not named as a Defendant in this action, currently serves as a Trustee to over 94 other portfolios in the Oppenheimer complex and is compensated by Oppenheimer for serving as a Trustee for each portfolio. Thus, each member of the SLC receives a considerable sum of money for serving as a Trustee to a multitude of portfolios in the Oppenheimer complex.

125. Accepting Plaintiffs' demand would mean that the SLC sue itself and its fellow Trustees in order to properly prosecute this lawsuit. This would mean the SLC exposing themselves and their fellow Trustees to a significant amount of liability. This, they will not do. If the SLC were to initiate litigation and sue itself, as demanded, the Trustees would likely be voiding any insurance coverage that might otherwise be applicable.

126. Alternatively, even if the entire SLC is not comprised of interested Trustees, the SLC's refusal of Plaintiffs' demand is not entitled to the protection of the business judgment rule as it was made in bad faith.

127. Plaintiffs, through their initial demand letter and subsequent communications with the SLC, have made clear that the Fund has strong and colorable claims for a massive amount of money – over $1.8 billion – against the Trustees and OFI as described above. Any decision not to pursue such claims in an effort to recoup some of the Fund's massive losses attributed to the Defendants can only have been undertaken in bad faith.

COUNT I

AGAINST THE TRUSTEES
FOR BREACH OF FIDUCIARY DUTY

128. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

129. As alleged herein in detail, the Trustees had a duty to, inter alia, exercise good faith to ensure that the Fund was operated in a diligent, honest and prudent manner and complied with its obligations under the relevant Prospectus, when placed on notice of improper or imprudent conduct by OFI and/or its employees, exercise good faith in taking action to correct the misconduct and prevent its recurrence.

130. The Trustees breached their fiduciary duties by knowingly allowing OFI to change the Fund's investment objectives and pursue a far riskier investment objective without obtaining shareholder approval or notifying shareholders, as alleged herein.

131. Further, the Trustees breached their fiduciary duties through their knowing acquiescence to OFI's exceeding the various investment concentration policies that were a fundamental part of the Fund's investment strategy.

132. As a direct and proximate result of the Trustees' breaches of fiduciary duties, the Fund has sustained damages including, but not limited to, severe losses in value.

COUNT II

AGAINST OFI
FOR BREACH OF FIDUCIARY DUTY

133. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

134. As alleged herein in detail, OFI had a duty to, inter alia, exercise good faith to ensure that the Fund was managed in a diligent, honest and prudent manner and in accordance with its obligations under the Contract.

135. In breach of these duties, OFI made a fundamental shift in the investment characteristics and risk profile of the Fund's portfolio, contrary to the Fund's stated fundamental policies and investment restrictions.

136. OFI failed to act in furtherance of the best interests of the Fund, as is demonstrated by its willful ignorance of the Fund's stated investment concentration policies and limits.

137. OFI failed to exercise good faith and diligence in the administration of the affairs of the Fund, as is demonstrated by their failure to seek shareholder approval of the fundamental changes to the Fund's investment strategy.

138. As a direct and proximate result of OFI's breaches of its fiduciary duties, the Fund suffered catastrophic losses in value.

COUNT III

AGAINST OFI
FOR BREACH OF CONTRACT

139. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

140. OFI entered into the Contract with the Fund as to the management of investments in the Fund. The Fund offered those terms to OFI, OFI accepted and received substantial consideration for its services.

141. The Fund performed under the Contract by paying management fees to OFI.

142. OFI breached the Contract by changing the Fund's investment objectives and by pursuing a far riskier investment strategy without obtaining shareholder approval and by ignoring the fundamental policies of the Fund.

143. OFI also breached the Contract by doing the following: (1) selling excessive credit default swaps; (2) exceeding industry concentration limits; (3) failing to segregate funds to cover the CDS transactions; (4) excessively leveraging the Fund's assets; and (5) investing excessively in illiquid securities.

144. As a direct and proximate result of the OFI's breaches of contract, the Fund sustained damages including, but not limited to, a loss of $1.8 billion in net asset value.

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

a. Awarding the Fund the amount of damages sustained by the Fund as a result of the Trustees' and OFI's breaches of fiduciary duties and OFI's breaches of contract;

b. Granting appropriate equitable relief to remedy the Trustees' and OFI's breaches of fiduciary duties and OFI's breaches of contract;

c. Awarding Plaintiffs the costs and disbursements of the action, including reasonable attorneys' fees, accountants' and experts' fees, costs, and expenses; and

d. Granting such other and further relief as the Court deems just and proper.

Dated: June 22, 2010

Respectfully submitted,

/s/ Tracy D. Rezvani
Tracy D. Rezvani
FINKELSTEIN THOMPSON LLP
1050 30th Street, N.W.
Washington, D.C. 20007
Phone: (202) 337-8000
Fax: (202) 337-8090
Email: trezvani@finkelsteinthompson.com
Counsel for Plaintiffs

Of Counsel:

Douglas G. Thompson, Jr.
Donald J. Enright
Elizabeth K. Tripodi
FINKELSTEIN THOMPSON LLP
1050 30th Street, N.W.
Washington, D.C. 20007
Phone: (202) 337-8000
Fax: (202) 337-8090

Christopher P. Kelly
MAZULLO & MURPHY, PC
77 West Court Street
Doylestown, PA 18901
Phone: (215) 348-8484
Fax: (215) 348-8889

Plaintiffs' Information

Harvey Yavener
777 West State Street
Apartment 8G
Trenton, NJ 08618-5432

Pauline J. Bohus
777 West State Street
Apartment 8G
Trenton, NJ 08618-5432